Filed by Royal Dutch Petroleum Company

This communication is filed pursuant to Rule 425 under The Securities Act of 1933, as amended.

Subject Company: Royal Dutch Petroleum Company

Registration Number: 333-125037

Date: June 28, 2005

LEGAL INFORMATION

Holders of ordinary shares of Royal Dutch Petroleum Company (N.V. Koninklijke Nederlandsche Petroleum Maatschappij) (“Royal Dutch”) are urged to carefully review the registration statement on Form F-4 (including the prospectus) and other documents relating to the Royal Dutch exchange offer (the “Royal Dutch Offer”) that have been or will be filed with, or furnished to, the US Securities and Exchange Commission (the “SEC”) by Royal Dutch Shell plc (“Royal Dutch Shell”) and the related solicitation/recommendation statement on Schedule 14D-9 that has been filed with the SEC by Royal Dutch and, as the case may be, the Royal Dutch Offer document and the prospectus which have been filed with, or furnished to, Euronext Amsterdam N.V. and the Dutch Authority for the Financial Markets by Royal Dutch Shell, regarding the Royal Dutch Offer, because each of these documents will contain important information relating to the Royal Dutch Offer. A free copy of the documents filed with the SEC (once filed) and other documents made public or filed with, or furnished to, the SEC by Royal Dutch Shell, Royal Dutch and The “Shell” Transport and Trading Company, p.l.c (“Shell Transport”) can be obtained at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge at the Royal Dutch Shell website at www.shell.com/unification or free of charge by contacting Investor Relations, Shell International B.V., FSK, PO Box 162, 2501 AN The Hague, The Netherlands.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART INTO ITALY OR JAPAN

The Royal Dutch Offer and the scheme of arrangement of Shell Transport (the “Scheme”) are not being and will not be made, directly or indirectly, in or into or by the use of the mails or any other means or instrumentality (including, without limitation, facsimile transmission, telex, telephone or internet) of interstate or foreign commerce of, or any such facilities of a national securities exchange of, Japan, and are not and will not be capable of acceptance by any such use, means, instrumentality or facilities from or within Japan. The Royal Dutch Offer and the Scheme are not being made to residents of Japan or in Japan. This document and other documents related to the Transaction must not be electronically provided to, nor accessed by, residents of Japan or persons who are in Japan. Copies of this document and any other documents related to the proposed transaction pursuant to which Royal Dutch Shell will become the holding company of Royal Dutch and Shell Transport (the “Transaction”) are not being, and must not be, mailed or otherwise distributed or sent to any person or company in or from Japan. Persons receiving this document (including custodians, nominees and trustees) or other documents related to the Transaction must not distribute or send them to any person or company in or from Japan.

The Royal Dutch Offer and the Scheme have not been notified to the Commissione Nazionale per le Società e la Borsa pursuant to applicable Italian securities laws and implementing regulations. Absent such notification, no public offer can be carried out in the Republic of Italy. Consequently, this document and other documents relating to the Transaction have not been, and cannot be, disclosed to any Italian residents or person or entity in the Republic of Italy and no other form of solicitation has been and can be, carried out in the Republic of Italy. This document and any document relating to the Transaction may not be mailed, distributed, disseminated or otherwise disclosed to any Italian residents or persons or entities in the Republic of Italy.

The Royal Dutch Offer is not to be made in New Zealand and may not be accepted by persons in New Zealand except as set out below. No prospectus has been registered with the New Zealand Registrar of Companies in accordance with the Securities Act 1978 (New Zealand) (the “New Zealand Securities Act”). Accordingly, neither the Royal Dutch Offer Document nor any other offering materials or advertisement in relation to the Royal Dutch Offer may be received by a person in New Zealand nor may Royal Dutch Shell Shares be offered directly or indirectly in New Zealand except in circumstances where there is no contravention of the New Zealand Securities Act (or any statutory modification or re-enactment of, or statutory substitution for, the New Zealand Securities Act).

The distribution of this document in jurisdictions other than The Netherlands, England or the US may be affected by the laws of the relevant jurisdiction. Interested persons should inform themselves about and observe all applicable requirements. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

CAUTIONARY STATEMENTS CONCERNING FORWARD LOOKING STATEMENTS

This document contains forward-looking statements that are subject to risk factors associated with the oil, gas, power, chemicals and renewables business as well as risks related to the Transaction. It is believed that the expectations reflected in these statements are reasonable, but they may be affected by a variety of variables which could cause actual results, trends or reserves replacement to differ materially, including, but not limited to: the failure of the conditions to the Transaction to be satisfied; the costs related to the Transaction; the failure of the Transaction to achieve the expected benefits; changes in dividend policy; the development of the trading market in Royal Dutch Shell shares; tax treatment of dividends paid to shareholders; the accounting implications of the Transaction and other factors affecting the Royal Dutch/Shell Group’s businesses generally, including, but not limited to, price fluctuations, actual demand, currency fluctuations, drilling and production results, reserve estimates, loss of market, industry competition, environmental risks, physical risks, risks associated with the identification of suitable potential acquisition properties and targets and successful negotiation and consummation of such transactions, the risk of doing business in developing countries, legislative, fiscal and regulatory developments including potential litigation and regulatory effects arising from recategorisation of reserves, economic and financial market conditions in various countries and regions, political risks, project delay or advancement, approvals and cost estimates. Each forward-looking statement speaks only as of the date of the particular statement. Please refer to the Annual Report on Form 20-F for the year ended 31 December 2004 (as amended) for a description of certain important factors, risks and uncertainties that may affect the Royal Dutch/Shell Group’s businesses. None of Royal Dutch Shell, Royal Dutch, Shell Transport nor any member of the Royal Dutch/Shell Group undertakes any obligation to publicly update or revise any forward-looking statements as a result of new information, future events or other information. In light of these risks, the results of Royal Dutch Shell, Royal Dutch, Shell Transport, the Royal Dutch/Shell Group or the Royal Dutch Shell Group could differ materially from the forward-looking statements contained in this document.

THE FOLLOWING IS A FACT SHEET PREPARED FOR USE BY EMPLOYEES IN CONNECTION WITH COMMUNICATIONS WITH EXTERNAL STAKEHOLDERS FROM JUNE 28, 2005

NOT FOR PUBLICATION OR FURTHER DISTRIBUTION

Royal Dutch Shell, plc Transaction

External Stakeholder Communications Fact Sheet/Key Messages

1. What is the Transaction?

Unification: On 28 October 2004 the boards of Royal Dutch and Shell Transport unanimously agreed to propose to their shareholders the unification of Royal Dutch and Shell Transport under a single parent company, Royal Dutch Shell plc. Royal Dutch Shell plc is incorporated in England and Wales and is headquartered and resident in The Netherlands for UK and Dutch tax purposes.

Implementation: The Transaction is being implemented by way of:

•	An exchange offer by Royal Dutch Shell plc for all Royal Dutch ordinary shares (the “Royal Dutch Offer”); and

•	The acquisition of Shell Transport by Royal Dutch Shell plc pursuant to a Scheme of Arrangement of Shell Transport under the Companies Act (the “Scheme”)

Conditions: The Transaction can only be implemented if all the conditions of the Scheme and Royal Dutch Offer are satisfied or (to the extent permitted) waived. (For more details go to www.shell.com/unification)

2. Reasons for the Transaction

The boards of Royal Dutch and Shell Transport believe the Transaction and governance proposals will deliver significant benefits including:

•	Increased clarity and simplicity of governance. Note: The best example here is the much simplified board structure, one smaller, single tiered board, headed by a single non-executive Chairman overseeing one Company.

•	Increased management efficiency. For example: Going from two headquarters to one, from two annual reports to one, centralisation of key functions such as Finance, and streamlined authorities and decision processes for proposals.

•	Increased accountability. The best example here is the reporting relationship, where the Chief Executive reports into the Board, and the Executive Directors report directly to the Chief Executive. And again, the drive for accountability extends into each of the Business and major Functions. In Finance for example, Executive VPs of Finance for the Businesses and the major Functions report to the CFO.

3. Timetable

28 October, 2004, Initial announcement of Transaction: On 28 October 2004 the boards of Royal Dutch and Shell Transport unanimously agreed to propose to their shareholders the unification of Royal Dutch and Shell Transport under a single parent company, Royal Dutch Shell plc (the “Transaction”).

•	Reforms in management and governance structure were announced at the same time.

•	At that time it was announced that documentation containing full details of the Transaction would be made available in due course.

19 May, 2005, Announcement: On 19 May 2005 the boards of Royal Dutch, Shell Transport and Royal Dutch Shell announced final details of the Transaction and that documentation containing full details were being made available to shareholders (Note: Documents also contain details of the courses of action available to shareholders).

20 May, 2005: The Royal Dutch Offer Acceptance Period commenced on 20 May 2005.

28 June, 2005, Shareholder voting: The unification was considered and proposals approved by both Royal Dutch and Shell Transport shareholders on 28 June subject to satisfaction of remaining conditions, including the acceptance of the required percentage of Royal Dutch shareholders of the offer and court approval of the Shell Transport Scheme of Arrangement.

•	In the case of Royal Dutch shareholders at the Royal Dutch AGM.

•	In the case of Shell Transport shareholders at the Court Meeting and Shell Transport EGM

See www.shell.com/investor for the poll results.

20 July 2005, Completion: It is expected that the Royal Dutch offer and the Scheme will complete and trading in Royal Dutch Shell plc securities will commence on the London, Amsterdam and New York Stock Exchanges on 20 July 2005.

4. Management and governance changes

Board/senior management changes: On 28 October 2004 the boards of Royal Dutch and Shell Transport announced reforms in management and governance structure:

•	Royal Dutch Shell plc has a single tier board of directors chaired by a non-executive Chairman (currently Aad Jacobs);

•	Jeroen van der Veer was appointed as the first Chief Executive of the Royal Dutch/Shell Group. He is now Chief Executive of Royal Dutch Shell plc;

•	The former Committee of Managing Directors was abolished and replaced by an Executive Committee led by the Chief Executive and comprising the 4 executive directors.

Chairman: Aad Jacobs will retire from the Royal Dutch Shell board at the AGM in 2006 and the process of identifying his successor is underway. This process is being led by Lord Kerr, the Deputy Chairman and Senior Independent Non-Executive Director.

Size of board: The board will have a majority of independent non-executive directors. It will have 10 non-executive and 5 executive members. Six of the ten non-executive directors on the Royal Dutch Shell Board were drawn from the seven members of the Royal Dutch Supervisory Board; four were drawn from the nine non-executive directors of the Shell Transport Board.

Expected future board changes: Five of the ten non-executive directors are expected to be replaced by 2008, namely the Chairman in 2006 and two directors in each of 2007 and 2008. The retiring non-executive directors will be replaced by candidates with the appropriate experience and qualifications to ensure the continued effectiveness of the Royal Dutch Shell Board’s supervision of the Company.

Appendix 1: Expected Transaction timetable

Date (2005)	Event
19 May	Publication of Transaction documents
20 May	Commencement of Royal Dutch Offer Acceptance Period
26 June, 6.00pm (London time)	Voting Record Time (Court Meeting and Shell Transport EGM)
28 June 10.30am (Amsterdam time)	Royal Dutch annual general meeting
11.00am (London time)	Shell Transport annual general meeting
12.00 noon(1) (London time)	Court Meeting
12.10pm (2) (London time)	Shell Transport EGM
14 July	Hearing of petition to confirm the cancellation and
10.30am (London time)	repayment of the Shell Transport Preference Shares
6.00pm(3) (London time)	Cancellation and Repayment Record Time
15 July, 8.30am(3)	Registration of the order relating to the cancellation
(London time)	and repayment of the Shell Transport Preference Shares
18 July, 11.00pm(4) (Amsterdam time)	End of Royal Dutch Offer Acceptance Period
19 July(5)	Last day of dealings in Shell Transport Ordinary Shares
and Shell Transport ADRs
Announcement that the Royal Dutch Offer is unconditional
(gestand wordt gedaan) except for the sanction of the
8.00am(4)(Amsterdam time)	Scheme by the High Court and the registration of the
Order by the Registrar of Companies
10.30am (London time)	Hearing of petition to sanction the Scheme
6.00pm (London time)(5)	Scheme Record Time
20 July(5)(6)(7)	Effective Date and Honouring Date(8)
8.00am (5)	Registration of the Order by the Registrar of Companies
8.00am (London time) 9.00am Amsterdam	Commencement of dealings in Royal Dutch Shell Shares on
time)(5)	the London Stock Exchange and on Euronext Amsterdam
9.00am (Amsterdam time) 9)	Start of Subsequent Acceptance Period, if any
9.30am (New York City time)(5)	Commencement of trading of Royal Dutch Shell ADRs on the NYSE
28 July	Declaration date for the proposed Royal Dutch Shell
second quarter dividend
2 August	Euroclear Nederland record date for the proposed Royal
Dutch Shell second quarter dividend
3 August	Ex-dividend date for the proposed Royal Dutch Shell
second quarter dividend
5 August	Main record date for the proposed Royal Dutch Shell
second quarter dividend
9 August, 3.00pm (Amsterdam time) on (6)(7)	End of Subsequent Acceptance Period, if any(9)

(1)	Or as soon thereafter as the Shell Transport annual general meeting is concluded or adjourned.

(2)	Or as soon thereafter as the Court Meeting is concluded or adjourned.

(3)	These dates are indicative only and will depend, inter alia, on the date upon which the High Court confirms the cancellation and repayment of the Shell Transport Preference Shares.

(4)	Unless the Royal Dutch Offer Acceptance Period is extended in accordance with Article 9o paragraph 5 of the 1995 Securities Decree and applicable US securities laws (in which case an announcement to that effect will be made no later than the next Euronext Amsterdam trading day).

(5)	These dates are indicative only and will depend, inter alia, on the date upon which the High Court sanctions the Scheme.

(6)	Before the opening of Euronext Amsterdam, unforeseen circumstances excepted, unless the Royal Dutch Offer Acceptance Period is extended in accordance with Article 9o paragraph 5 of the 1995 Securities Decree and applicable US securities laws.

(7)	Or as soon thereafter as the Order has been registered with the Registrar of Companies.

(8)	This is the date on which the Royal Dutch Offer is declared unconditional (gestand wordt gedaan) in all respects.

(9)	Assuming 20 July 2005 as the Honouring Date.

(10)	All references to time are to London time unless otherwise stated.

Legal notices

Holders of ordinary shares of Royal Dutch are urged to carefully review the registration statement on Form F-4 (including the prospectus) and other documents relating to the Royal Dutch Offer that have been filed with, or furnished to, the US Securities and Exchange Commission (the ‘SEC’) by Royal Dutch Shell and the related solicitation/recommendation statement on Schedule 14D-9 that has been filed with the SEC by Royal Dutch and, as the case may be, the Royal Dutch Offer document and the prospectus which have been filed with, or furnished to, Euronext Amsterdam N.V. and the Dutch Authority for the Financial Markets by Royal Dutch Shell, regarding the Royal Dutch Offer, because each of these documents will contain important information relating to the Royal Dutch Offer. A free copy of any of these documents filed with the SEC (once filed) and other documents made public or filed with, or furnished to, the SEC by Royal Dutch Shell, Royal Dutch and Shell Transport can be obtained at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge at the Royal Dutch Shell website at www.shell.com/unification or free of charge by contacting Investor Relations, Shell International B.V., FSK, PO Box 162, 2501 AN The Hague, The Netherlands.

The Royal Dutch Offer and the Scheme are not being and will not be made, directly or indirectly, in or into or by the use of the mails or any other means or instrumentality (including, without limitation, facsimile transmission, telex, telephone or internet) of interstate or foreign commerce of, or any such facilities of a national securities exchange of, Japan, and are not and will not be capable of acceptance by any such use, means, instrumentality or facilities from or within Japan. The Royal Dutch Offer and the Scheme are not being made to residents of Japan or in Japan. This announcement and other documents related to the transaction must not be electronically provided to, nor accessed by, residents of Japan or persons who are in Japan. Copies of this announcement and any other documents related to the transaction are not being, and must not be, mailed or otherwise distributed or sent to any person or company in or from Japan. Persons receiving this announcement (including custodians, nominees and trustees) or other documents related to the transaction must not distribute or send them to any person or company in or from Japan.

The Royal Dutch Offer and the Scheme have not been notified to the Commissione Nazionale per le Società e la Borsa pursuant to applicable Italian securities laws and implementing regulations. Absent such notification, no public offer can be carried out in the Republic of Italy. Consequently, this announcement and other documents relating to the transaction have not been, and cannot be, disclosed to any Italian residents or person or entity in the Republic of Italy and no other form of solicitation has been and can be, carried out in the Republic of Italy. This announcement and any document relating to the transaction may not be mailed, distributed, disseminated or otherwise disclosed to any Italian residents or persons or entities in the Republic of Italy.

The Royal Dutch Offer is not to be made in New Zealand and may not be accepted by persons in New Zealand except as set out below. No prospectus has been registered with the New Zealand Registrar of Companies in accordance with the Securities Act 1978 (New Zealand) (the ‘New Zealand Securities Act’). Accordingly, neither the Royal Dutch Offer documents nor any other offering materials or advertisement in relation to the Royal Dutch Offer may be received by a person in New Zealand nor may Royal Dutch Shell shares be offered directly or indirectly in New Zealand except in circumstances where there is no contravention of the New Zealand Securities Act (or any statutory modification or re-enactment of, or statutory substitution for, the New Zealand Securities Act).

The distribution of this announcement in jurisdictions other than The Netherlands, England or the US may be affected by the laws of the relevant jurisdiction. Interested persons should inform themselves about and observe all applicable requirements. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.